Exhibit 4.33
Equipment Sales Agreement
This Equipment Sales Agreement (the “Agreement”) is entered into on April 30, 2010 (the “Effective Date”), by and between SMIC Energy Technology (Shanghai) (Seller”), with its office located at No 18 Zhangjiang Road, Bldg 2, Pudong New Area, Shanghai 201203, PRC, and Jiangsu Linyang Solarfun Co., Ltd. (“Buyer”), a company located at 888 Linyang Road, Qidong, Jiangsu, PRC. Seller and the Buyer are each referred to herein as a “Party” and collectively as the “Parties” to this Agreement.
Preambles:
Seller desires to sell and Buyer desires to purchase the equipment specified in Exhibit A (collectively, the “Equipment”; an individual piece of the Equipment listed in Exhibit A is sometimes referred to herein as a “Tool”).
Buyer shall continue solar cell manufacturing operations using the assets, personnel and production area previously utilized by the Seller.
Concurrently with this Agreement, the Parties are entering into an HR Service Agreement in substantially the form as in Exhibit B.
Now therefore, in consideration of the foregoing and the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:
1. EQUIPMENT AND INVENTORY LIST
On and subject to the terms and conditions of this Agreement, and subject to final SMIC board approval and final Solarfun Audit Committee approval, at or before the relevant Closing Date (defined below), Seller shall sell, assign, and transfer to Buyer, and Buyer shall purchase, acquire, and accept from Seller, all of the right, title, and interest of Seller in and to the Equipment set forth in Exhibit A and the Inventory.
For each Tool, Exhibit A shall set forth the manufacturer and model.
2. ASSIGNMENT OF EQUIPMENT AND INVENTORY
A. Assignment of Equipment and Inventory.
The Equipment and Inventory shall be assigned to Buyer on May 1, 2010 (the “Closing Date”) at Seller’s facility where the Equipment and Inventory is currently located. If Seller has an internal delay regarding one or more items of Equipment, and if Seller is unable for any reason to resolve this delay by the Closing Date, Buyer understands and accepts that it may not be possible for such item to be assigned to Buyer until the delay is resolved, with the understanding that any delay longer than 15 days from the Closing Date will be considered a material breach of this Agreement, and the Buyer will have the option to terminate according to Section 10. Upon such termination, Seller shall be liable solely for the return of any amounts of the Equipment Purchase Price or Inventory Purchase Price paid to Seller that are directly attributable to the Seller’s cost of the Equipment or Inventory that has not been delivered. Buyer shall be required to pay for any and all Equipment and Inventory assigned on or prior to the date of such transaction.

When Seller assigns each Tool to Buyer, title to each Tool shall transfer from Seller to Buyer and all risk for physical damage and loss to each Tool shall pass from Seller to Buyer.
This Agreement is exclusively for a sale of hardware items only and does not include a sale or license of any software (in any form) or any source code to software in any form, regardless of whether such software has been packaged with, integrated into or otherwise included or required with the Equipment.
B. Assignment of Contracts.
Effective as of the Closing Date, Buyer shall assume and observe, pay, perform, fulfill and discharge, and agree to be bound by the terms and conditions of the agreements listed in Exhibit C (the “Assumed Contracts”). It is further agreed that all prepayments that have been paid to Seller by the customers under the Assumed Contracts will be forwarded to Buyer with five (5) days of the Closing Date.
C. Warranty Matters.
Following the Closing Date, Buyer agrees to process and be liable for all repair or replacement of and all other Liabilities arising with respect to any product furnished, manufactured, sold and or licensed by Buyer, inclusive of products furnished under the Assumed Contracts, following the Closing Date. Seller is liable for all repair or replacement of and all Liabilities arising with respect to any product furnished, manufactured, sold and or licensed by Seller prior to the Closing Date. For purposes of this paragraph “Liabilities” shall mean all debts, commissions, duties, fees, salaries, performance or delivery penalties, and obligations (whether pecuniary or not, including without limitation obligations to perform or forebear from performing acts or services), fines or penalties, whether accrued or fixed, absolute or contingent, matured or un-matured, determined or determinable, known or unknown, arising or existing anywhere in the world, including without limitation those arising under any law, action or governmental order, liabilities for taxes and those arising under any contract.
3. FUTURE DEINSTALLATION & RELOCATION
Buyer is purchasing the Equipment with the understanding that the Equipment shall remain and be utilized at its current location, subject to the terms of a separate Lease Agreement between the Buyer and SMIC Shanghai Corporation, to be modeled on the attached “Lease Agreement” in Exhibit D.
If following the expiration or mutual termination of the Lease Agreement Buyer wishes to relocate the Equipment, Buyer shall be responsible for the relocation of the Equipment from Seller’s facility including, but not limited to, separation, de-hooking, unplugging, dismantlement, cleaning, packaging, inland and overseas transportation, insurance, custom clearance, and application for export license, as required. Any and all costs and out of pocket expenses incurred in connection with the relocation, custom, duties and any other tax related to the relocation or the transaction contemplated shall be borne by Buyer.

4. PURCHASE PRICE AND PAYMENT TERMS
Subject to the terms and conditions of this Agreement, Buyer shall pay to Seller a nonrefundable, aggregate amount of four million, two hundred and fifty thousand United States Dollars (USD$4,250,000) (the “Equipment Purchase Price”), not inclusive of any taxes that may be charged under PRC law which Buyer shall pay. 30% of the Equipment Purchase Price shall be payable on the Closing Date, with the remaining 70% of the Equipment Purchase Price to be paid within 30 days of the Closing Date. If, however, certain Equipment as identified on Exhibit A has not yet been effectively assigned from Seller to Buyer within 30 days of the Closing Date, Buyer will pay only 50% of the Equipment Purchase Price on the 30th day after Closing Date, with the remaining 20% to be paid upon the effective assignment of all Equipment from Seller to Buyer.
As of the Closing Date, Buyer shall purchase the outstanding spare parts, raw materials, work-in-process, and unsold finished goods inventories of Seller (“Inventory”) at Seller’s cost (the “Inventory Purchase Price”). A separate list of all such items making up the inventory shall be provided from Seller to Buyer, as of the Closing date and the price for all items of Inventory, shall be equal to Sellers’ cost. The Inventory Purchase Price shall be payable within 30 days of the Closing Date.
5. AS-IS
Seller shall sell, assign, transfer, and deliver to Buyer the Equipment and Inventory only on an “as-is” basis. Seller gives no and shall give no warranties that any Equipment or Inventory is in good and proper physical condition, free from defects in materials and workmanship and that there is no infringement of intellectual properties owned by third parties in connection with any Equipment or Inventory and/or operation thereof. Seller makes no warranties, express or implied, including, but not limited to, those concerning merchantability, title or fitness for a particular purpose. No representation or statement that is not expressly contained in this Agreement will be binding on Seller as a warranty. Other than those set forth expressly elsewhere in this Agreement, Buyer shall have no right to claim or cause of action, whether in contract, tort or otherwise, against Seller with respect to any defect of the Equipment or Inventory or any loss or damages resulting from Buyer’s operating or using the Equipment or the Inventory. To the extent that any manufacturer’s warranties are still valid for any of the Equipment and to the extent that such warranties can be freely assigned without any cost or liability to Seller or notice to or consent of manufacturer or any other third party, Seller assigns all such warranties to Buyer. Exhibit A lists the Equipment for which the manufacturers warranty may currently be valid. No representation is made regarding whether such warranties may be assigned and the assignment herein is subject to the terms and conditions provided herein and to all terms and conditions of such warranties.

Seller Not Responsible for Damage Caused by Acts of Buyer: Notwithstanding anything to the contrary contained in this Agreement, Seller will not be responsible for any damage to any item of Equipment or Inventory caused by the actions or omissions of Buyer or any of its employees, agents, consultants, contractors or subcontractors at any level. As between Seller and Buyer, any such damage shall be the sole responsibility and liability of Buyer, and Buyer shall be deemed to have waived any rights to reject or require Seller to uncrate, start up, warrant or perform any other services in respect of any such item of Equipment so damaged.
6. HAZARDOUS MATERIAL DISCLOSURE
BUYER UNDERSTANDS THAT CERTAIN ITEMS OF EQUIPMENT MAY HAVE EMPLOYED HAZARDOUS MATERIALS. PROPER PROTECTIVE GEAR AND CLOTHING, AND PROPER SAFETY METHODS SHOULD BE USED AT ALL TIMES WHEN HANDLING AND/OR USING THIS EQUIPMENT.
BUYER IS SOLELY LIABLE FOR ANY DAMAGES TO ITS EMPLOYEES, AGENTS, CONSULTANTS, CONTRACTORS OR SUBCONTRACTORS AT ANY LEVEL CAUSED BY THE HANDLING AND/OR USING OF THE EQUIPMENT.
7. CONFIDENTIALITY
Except as may be required by law, each Party shall treat as confidential, and shall not disclose to any third parties, all documents and oral information designated as “confidential” or “proprietary” received from the other Party in connection with the transactions contemplated by this Agreement. Confidential information shall not include any information that: (a) becomes known to the public through no fault of the recipient; (b) is rightfully received by the recipient from a third party without restriction on disclosure; (c) is independently developed by recipient without the use of the disclosing Party’s confidential information; or (d) is in the possession of recipient prior to its disclosure by the disclosing Party.
8. GOVERNING LAW
This Agreement shall be governed by and construed in accordance with the laws of the PRC, without reference to choice of law provisions. Any dispute arising from or in connection with this Agreement, which cannot be resolved in good faith by the Parties themselves, shall be submitted to the exclusive jurisdiction and venue of the China International Economic and Trade Arbitration Commission Shanghai Branch for arbitration. The arbitral award is final and binding upon both Parties. During arbitration proceedings, both Parties will not suspend, refuse or delay further performance of any obligations that are not the subject of the arbitration proceeding under this Agreement.
9. COMPLIANCE WITH LAWS
Each Party shall comply with all applicable national, state and local laws and regulations including but not limited to laws and regulations governing the manufacture, processing, distribution, transportation, labeling, handling, discharge, treatment, disposal, recycling, reclamation, use, import, export, or other activity relating to the Equipment.

10. TERMINATION
In the event of any default in the performance of its obligation hereunder by either Party, or any material breach of this Agreement by either Party, and if such default or material breach is not corrected within thirty (30) days after written notice by the other Party of such default or material breach, this Agreement may be terminated by the other Party forthwith by written notice to the defaulting or breaching Party.
This Agreement may be terminated in whole or in part by: (1) the mutual written consent of Buyer and Seller; (2) subject the notice period set forth above, the Seller, in the event that Buyer fails to perform the obligations it owes hereunder; or (3) subject to the notice period set forth above, the Buyer, in the event that Seller fails to perform the obligations it owes hereunder.
Termination of this Agreement shall not release Buyer from compensation to the Seller for its damages caused by such breach.
11. FORCE MAJEURE
Neither Party shall be responsible for any failure or delay to perform due to the cause or causes of Force Majeure including new acts of war or aggression (declared or undeclared) by any country or economy, epidemics, fire, storm, flood, typhoon or other severe weather conditions, earthquake, strike, government or like interference, as well as any other cause outside the control of such Party.
12. ASSIGNMENT
Seller may assign or delegate its rights and/or obligations, or any part thereof under this Agreement to one or more subsidiaries or affiliated entities. Otherwise, neither Party may assign or delegate its rights and obligations under this Agreement without the prior written consent of the other.
13. NOTICES
Any notices or correspondence concerning this Agreement shall be in writing sent via confirmed facsimile or internationally recognized overnight or courier delivery services.
14. LIMITATION OF LIABILITY
IN NO EVENT WILL SELLER OR BUYER BE LIABLE TO THE OTHER FOR ANY LOSS OF PROFITS, LOSS OF DATA, LOSS OF USE, LOSS OR DAMAGE TO TANGIBLE PROPERTY, OR INTERRUPTION OF BUSINESS, OR SPECIAL, INCIDENTAL, CONSEQUENTIAL, OR INDIRECT DAMAGES OF ANY KIND IRRESPECTIVE OF WHETHER SELLER OR BUYER, AS APPLICABLE, HAS ADVANCE NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.

15. MISCELLANEOUS
This Agreement contains the entire agreement between the Parties with respect to the subject matter thereof and supersedes all prior written and oral agreements. If any provision of this Agreement is found to be illegal or unenforceable, the other provisions shall remain effective and enforceable to the greatest extent permitted by law. No provision of this Agreement may be waived except by a writing executed by the Party against whom the waiver is to be effective. A Party’s failure to enforce any provision of this Agreement shall neither be construed as a waiver of the provision nor prevent such Party from enforcing any other provision of this Agreement. No provision of this Agreement may be amended or otherwise modified except by a writing signed by the Parties to this Agreement. The Parties may execute this Agreement in counterparts, each of which is deemed an original, but all of which together constitute one and the same agreement. This Agreement may be delivered by facsimile and a facsimile of this Agreement shall be binding as an original. This Agreement will not be effective unless and until it is executed and delivered by each of Buyer and Seller.

IN WITNESS WHEREOF, the Parties by their duly authorized representatives have executed this Agreement as of the Effective Date.

JIANGSU LINYANG SOLARFUN CO., LTD		SMIC ENERGY TECHNOLOGY (SHANGHAI) CORPORATION

By:	/s/ Ping Xie	By:	/s/ David N.K. Wang

Name:	Ping Peter Xie	Name:	David N.K. Wang

Title:	President	Title:	President and CEO